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                            August 23, 2023

       Jun Jiang
       Chief Operating Officer
       Jinxin Technology Holding Co
       Floor 8, Building D, Shengyin Building
       Shengxia Road 666
       Pudong District, Shanghai 201203
       People   s Republic of China

                                                        Re: Jinxin Technology
Holding Co
                                                            Registration
Statement on Form F-1
                                                            Filed August 10,
2023
                                                            File No. 333-273884

       Dear Jun Jiang:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form F-1 filed August 10, 2023

       General

   1. We note you have elected to revise your disclosure on the cover page and in the Summary and Risk Factor
sections relating to legal and operational risks associated with operating in China, PRC
regulations and the legality and enforceability of the contractual arrangements with your
VIE. We further note the absence of any revised or updated
                                                        regulatory disclosure
that might explain the need for the aforementioned revisions. We are concerned that the
revised disclosures mitigate the challenges you face. The Sample
                                                        Letters to China-Based
Companies sought specific disclosure relating to the risk that the
                                                        PRC government may
intervene in or influence your operations at any time, or may exert control over operations
of your business, or may disallow the structure of your business, including your VIE
structure, any of which could result in a material change in your
 Jun Jiang
Jinxin Technology Holding Co
August 23, 2023
Page 2
      operations and/or the value of the securities you are registering for sale. We remind you
      that, pursuant to federal securities rules, the term    control
(including the terms
         controlling,       controlled by,    and    under common control with
 ) as defined in Securities
      Act Rule 405 means    the possession, direct or indirect, of the power to
direct or cause the
      direction of the management and policies of a person, whether through the ownership of
      voting securities, by contract, or otherwise.    The Sample Letters also
sought specific
      disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same degree of risk and uncertainty. Please restore your disclosures in these areas to the disclosures as they existed in the draft registration statement you submitted on June 16, 2023.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Rucha Pandit at (202) 551-6022 or Dietrich King at (202) 551-8071 with any questions.



                                                           Sincerely,
FirstName LastNameJun Jiang
                                                           Division of
Corporation Finance
Comapany NameJinxin Technology Holding Co
                                                           Office of Trade &
Services
August 23, 2023 Page 2
cc:       Steve Lin
FirstName LastName